53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Barcelona	Moscow
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
March 14, 2018	Dubai	Rome
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lisa Etheredge, Robert S. Littlepage, Joshua Shainess, and Celeste M. Murphy

Re:	Spotify Technology S.A.
Registration Statement on Form F-1
Filed February 28, 2018
File No. 333-223300

Ladies and Gentlemen:

On behalf of our client, Spotify Technology S.A., a public limited liability company (société anonyme) organized under the laws of Luxembourg (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form F-1 (the “Registration Statement”), which was initially filed with the Commission on February 28, 2018 (the “Initial Filing”).

Amendment No. 1 reflects certain revisions to the Initial Filing in response to the comment letter from the staff of the Commission (the “Staff”) to Daniel Ek, the Company’s Chief Executive Officer, dated March 8, 2018. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience, we are also providing five copies of Amendment No. 1, marked to show changes against the Initial Filing, in the customary non-EDGAR format.

The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s responses. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 1. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

March 14, 2018

Registration Statement on Form F-1

Cover Page

1.	Disclose at the outset that the purpose of the issuance of the beneficiary certificates to the founders was to provide them with control through additional voting power.

Response: In response to the Staff’s comment, the Company has revised the cover page of the prospectus accordingly.

2.	You state on the prospectus cover page that the beneficiary certificates are nontransferable and shall automatically be canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. Revise to clarify that your articles of incorporation, as currently in effect, provide for certain exceptions to the cancellation of the beneficiary certificates upon sale or transfer and that the Board has absolute discretion to invoke the exceptions. Additionally, revise your “Description of Share Capital and Articles of Association” section to disclose the specific nature of the exceptions to the cancellation of beneficiary certificates upon their sale or transfer. With respect to the fact that the Board may make exceptions to transfer or cancellation of the beneficiary certificates on a case-by-case basis and in its absolute discretion, your disclosure should make clear that your two founders, who exercise substantial control over the Company and are members of the Board, are also the sole owners of the beneficiary certificates.

Response: In response to the Staff’s comment, the Company has revised the cover page of the prospectus and the disclosure on pages 158 and 159 accordingly.

Risk Factors

Because of their significant ownership of our ordinary shares and beneficiary certificates, our founders have substantial control..., page 46

3.	We note your disclosure that if the founders act together, they will have control over the outcome of substantially all matters submitted for shareholder approval. Address that although you are not currently considered a “controlled company” pursuant to NYSE rules, the concentration of voting power among your founders could result in the Company becoming a controlled company at any time in the future.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 47 accordingly.

An active, liquid, and orderly market for our ordinary shares may not develop or be sustained..., page 46

March 14, 2018

4.	With respect to your disclosure that institutional investors may be discouraged from purchasing your ordinary shares if they are unable to purchase a block of shares, explain why institutional investors might have trouble purchasing a large block of shares in the open market.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 46 accordingly.

Risks Related to Investment in a Luxembourg Company and Our Status as a Foreign Private Issuer

As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules..., page 52

5.	Disclose how Spotify’s corporate governance practices differ from those of U.S. issuers. For example, disclose that the NYSE listing rules require listed U.S. issuers to have an independent majority of the board of directors and maintain a nominating and corporate governance committee comprised entirely of independent directors. Also, expand your disclosure on pages 53 and 159 to address the material differences involving shareholder rights and directors’ fiduciary duties between Luxembourg and U.S. corporate law.

Response: The Company respectfully advises the Staff that disclosure describing some of the differences in shareholders’ rights between Luxembourg law and Delaware law is included on page 164 of the Registration Statement. In response to the Staff’s comment, the Company has supplemented the prior disclosure and revised its disclosure on pages 53, 160, 169 and 170 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators

Premium Churn, page 69

6.	You disclose that your declining Premium Churn has resulted principally from “the increase in Family and Student plan subscribers, who have higher retention rates, and increasing maturity of the Premium Subscriber base.” It appears that when calculating Premium Churn, you count Premium Subscribers who may hold only a “sub-account” as part of a Family Plan. Explain whether and to what extent this methodology for calculating Premium Churn contributed toward your declining Premium Churn for the last two fiscal years.

Response: In response to the Staff’s comment, the Company respectfully advises that while the counting methodology for the Family Plan benefits the Company’s Premium Churn figures because the Family Plan is a higher retention product, the Company’s Premium Churn for the last two fiscal years has also benefited from the increasing maturity of its Premium Subscriber base. The Company notes that excluding the Family Plan, the increasing maturity of the Company’s Premium Subscriber base would still have caused Premium Churn to decline in the last two fiscal years. The Company has revised its disclosure on page 69 to note the counting methodology of the Family Plan in the context of its Premium Churn discussion.

March 14, 2018

Critical Accounting Policies and Estimates

Content, page 83

7.	You disclose on page 84 that €181 million of your rights holder liabilities as of December 31, 2017 relate to liabilities that were incurred more than twelve months ago. Please revise to clarify if the underlying royalty expenses related to those liabilities were recognized during the year ended December 31, 2017 or some prior annual period.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 84 accordingly.

Business

Licensing Agreements, page 120

8.	Provide us with a brief analysis as to how the Copyright Royalty Board’s proposed rate increase will not materially impact your business, operating results, and financial condition.

Response: In response to the Staff’s comment, the Company respectfully advises that the Copyright Royalty Board (“CRB”) does not set a single rate, but rather sets a rate structure that consists of a formula with a number of inputs. The “All-In Royalty” rate, which the CRB’s proposed new rate structure proposed to increase from 10.5% in 2017 to 11.4% in 2018 and escalate up to 15.1% in 2022, is only one input into the rate formula.

Because the All-In Royalty rate is not the sole determinant of the effective royalty rate the Company pays, the Company did not pay the All-In Royalty rate in 2017 and does not expect to pay such rate in 2018. In particular, the CRB-set statutory rate has included, and the proposed new rates will continue to include, a per-Premium Subscriber minimum of $0.50 per Premium Subscriber for the Premium Service. The existence of this $0.50 per Premium Subscriber minimum has meant that in recent years the Company has already been paying royalties greater than the 10.5% All-In Royalty rate. Thus, an increase in the All-In Royalty rate does not have an immediate impact on the Company.

Additionally, parts of the CRB’s proposed new rate structure introduced discounts that were previously not part of the statutory rates. Specifically, the $0.50 per Premium Subscriber minimum payment previously applied to all Premium Subscribers, regardless of the retail price paid by that Premium Subscriber to the Company. The new proposed rates provide for two important types of discounts: (1) a discount on the Student Plan, for which the per-Premium Subscriber minimum is $0.25 per Premium Subscriber instead of $0.50 per Premium Subscriber; and (2) a discount on the Family Plans, for which the per-family minimum is $0.75 per Family Plan (for a family of two or more family members). Student Plan and Family Plan Premium Subscribers make up a significant number of the Company’s U.S. Premium Subscribers, and thus these new discounts have a favorable impact on our business, operating results and financial condition.

March 14, 2018

The combination of these factors means that after applying the CRB’s proposed royalty formula to the Company’s current internal forecasts and estimates of the Company-specific inputs for 2018 and 2019, the Company does not expect the resulting U.S. mechanical royalty payments to be greater than the royalties the Company would have paid under the prior royalty rate structure.

Over a longer time, while it is more difficult to forecast the values of the various inputs that go into the statutory royalty formula, the Company does not currently believe that the difference between the proposed new formula and the previous formula would be material to the Company. To the extent this assessment changes, the Company will update its public disclosures as necessary.

March 14, 2018

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-2918 with any questions or further comments you have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Rodgers
Gregory P. Rodgers of LATHAM & WATKINS LLP

Enclosures

cc:	(via email)
Horacio Gutierrez, General Counsel of the Company
Marc D. Jaffe, Latham & Watkins LLP
Benjamin J. Cohen, Latham & Watkins LLP